Exhibit 99.1

Arrival Announces Closing of Public Follow-on Offering and Full Exercise of Underwriters’ Option to Purchase Additional Shares

Luxembourg, November 23, 2021 / Businesswire / - Arrival (NASDAQ: ARVL), announced today the closing of its underwritten public follow-on offering (the “Follow-on Offering”) of 37,229,736 ordinary shares, including the full exercise by the underwriters of their option to purchase an additional 4,856,052 ordinary shares. The Follow-on Offering was made pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”). All shares were offered by Arrival. The net proceeds to Arrival from the Follow-on Offering are approximately US$337.8 million, after estimated underwriting discounts and commissions but before deducting estimated offering expenses.

Goldman Sachs International, J.P. Morgan Securities LLC, Barclays Capital Inc. and Cowen and Company, LLC acted as underwriters of the Follow-on Offering.

The offering was made only by means of a prospectus. Copies of the prospectus related to the offering may be obtained from: Goldman Sachs International by telephone: +44 20 7774 1000; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone: (866) 803 9204, or by email: prospectus-eq_fi@jpmorgan.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone: (888) 603 5847 or by email: Barclaysprospectus@broadridge.com; or Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY, 11717, Attn: Prospectus Department, by telephone: (833) 297 2926 or by email: PostSaleManualRequests@broadridge.com.

A registration statement on Form F-1 relating to the ordinary shares has been filed with, and declared effective by, the SEC. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Arrival

Arrival was founded in 2015 with a mission to make air clean by replacing all vehicles with affordable electric solutions—produced by local Microfactories. Six years and over 2,000 people later, we are driving the transition to electric vehicles globally by creating products that are zero-emission, more desirable, more sustainable and more equitable than ever before. Our in-house technologies enable our radical new method of design and production using rapidly-scalable, local Microfactories around the world. This method facilitates cities and governments in achieving their sustainability goals whilst also supercharging their communities. We are a technology company, a product company, a supply chain company, an automotive company, a mobility company, a fintech company and a service company—all rolled into one with a shared goal of true sustainability. This vertically integrated business model is how we can have the radical impact our world needs today. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, market risks and uncertainties and the satisfaction of customary closing conditions for an offering of securities, as well as other risks and uncertainties described in the “Risk Factors” section of Arrival’s annual report on Form 20-F filed with the SEC on April 30, 2021 and other documents filed by Arrival with the SEC from time to time. Readers are cautioned not to put undue reliance on forward-looking statements, and Arrival assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Arrival does not give any assurance that Arrival will achieve its expectations.

Media Contacts For Arrival

Media

pr@arrival.com

Investors

ir@arrival.com